SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

13d-2(a)

(Amendment No. 8)

Contango Oil & Gas Company

(Name of Issuer)

Common Stock, par value $0.04

(Title of Class of Securities)

21075N20

(CUSIP Number)

Kenneth R. Peak Contango Oil & Gas Company 3700 Buffalo Speedway, Suite 960 Houston, Texas 77098 (713) 960-1901

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 23, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON Kenneth R. Peak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,428,196 shares of Common Stock
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 2,000,000 shares of Common Stock
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,428,196 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 291005106	13D	Page 2 of 5

Items 1 to 7 of Schedule 13D, dated August 25, 1999, as amended by Amendment No. 1 to Schedule 13D dated August 21, 2000, by Amendment No. 2 to Schedule 13D, dated June 24, 2001, by Amendment No. 3 to Schedule 13D, dated October 8, 2003, by Amendment No. 4 to Schedule 13D, dated August 3, 2004, by Amendment No. 5 to Schedule 13D, dated June 5, 2009, by Amendment No. 6 to Schedule 13D, dated June 16, 2010, and by Amendment No. 7 to Schedule 13D, dated December 16, 2010.

Responses to each item of this Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

All of the shares of Common Stock reported herein were acquired for investment purposes. Subject to applicable securities laws and regulations, Mr. Peak may dispose or acquire securities of Contango, including Common Stock, depending upon the position of the market, the Issuer, and other factors.

Mr. Peak entered into a Rule 10b5-1 Trading Plan dated December 10, 2010 (the “Trading Plan”) with UBS Financial Services Inc. (the “Broker”), pursuant to which the Broker, acting as agent for Mr. Peak, sold 329,719 shares of Common Stock which Mr. Peak owned pursuant to the rules and limitations, including the volume limitations, under Rule 144 of the Securities Act of 1933.

Mr. Peak does not currently have any plans or proposals which relate to or would result in any changes in the board of directors or management of Contango, or which relate to or would result in the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Mr. Peak directly owns 2,000,000 shares of Common Stock and has the right to vote 428,196 additional shares. As the beneficial owner of 2,428,196 shares of Common Stock, Mr. Peak beneficially owns approximately 15.5% of the outstanding shares of Contango Common Stock. Mr. Peak has sole voting power with respect to 2,428,196 shares of Common Stock and sole dispositive power with respect to 2,000,000 shares of Common Stock. Dispositive power for 428,196 shares is held by the former wife of Mr. Peak.

There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by Mr. Peak, except as described in this Amendment No. 8 to Schedule 13D.

With respect to the 2,000,000 shares of Common Stock directly owned by Mr. Peak, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by Mr. Peak.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As of May 21, 2009, Mr. Peak entered into a Credit Line Agreement with UBS Bank USA (the “Credit Agreement”). Under the Credit Agreement, Mr. Peak may borrow from time to time up to $20 million with fixed or variable rate advances and has pledged certain shares of Common Stock of Contango as collateral for borrowings under the revolving line of credit. Proceeds of the loan have and will be used (i) to pay certain advances made to Mr. Peak from a third party, (ii) to pay certain taxes owed by Mr. Peak, and (iii) for general working capital of Mr. Peak.

Proceeds from the sale of Common Stock of Contango were used (i) to pay borrowings under the Credit Agreement, (ii) to pay certain taxes owed by Mr. Peak, and (iii) for general working capital of Mr. Peak.

Mr. Peak entered into the Credit Line Agreement to generate liquidity for estate planning purposes.

Item 7.	Material to Be Filed as Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 9, 2011	/s/ KENNETH R. PEAK
Kenneth R. Peak